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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monness Crespi Hardt & Co., Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

767 Third Avenue, 16th Floor

(No. and Street)

New York	NY	10017-2047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NEIL CRESPI   212 838 7575

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KATZ, SAPPER & MILLER, LLP

(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 1500	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Neil Crespi__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Monness Crespi Hardt & Co., Inc.__ , as of __December 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONNESS CRESPI HARDT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2019

WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM



KATZ
SAPPER
& MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Monness Crespi Hardt & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Monness Crespi Hardt & Co., Inc. as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Monness Crespi Hardt & Co., Inc. as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Monness Crespi Hardt & Co., Inc.'s management. Our responsibility is to express an opinion on Monness Crespi Hardt & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monness Crespi Hardt & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

1

Adoption of ASU 2016-02 (Topic 842)

As discussed in Note 2 to the financial statements, Monness Crespi Hardt & Co., Inc. changed its method of accounting for leases in the 2019 financial statements to reflect the adoption of ASU 2016-02, *Leases (Topic 842)*. Our opinion is not modified with respect to this matter.

Katz, Sapper & Miller, LLP

We, including the tenure of the predecessor firm have served as Monness Crespi Hardt & Co., Inc.'s auditor since 2016.

New York, NY
February 24, 2020

Monness Crespi Hardt & Co., Inc.

Table of Contents

December 31, 2019

Monness Crespi Hardt & Co., Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	506,857
Receivables:		
Due from clearing broker (includes $1,000,000 in restrictions (Note 3))		1,683,611
Other receivables		198,890
Prepaid expenses and other assets		70,021
Property and equipment, net of accumulated depreciation of $2,095,387		125,966
Right of use asset		4,285,835
Total assets	$	6,871,180

Liabilities and Stockholders' Equity

Liabilities

Commissions payable	$	136,589
Accounts payable and accrued expenses		492,766
Lease liability		4,593,705
Total liabilities		5,223,060

Commitments and Contingencies (Note 5)

Stockholders' equity

Common stock, no par value, 200 shares authorized, issued and outstanding		75,000
Retained earnings		1,573,120
Total equity		1,648,120
Total liabilities and stockholders' equity	$	6,871,180

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization and Nature of Business

Monness Crespi Hardt & Co., Inc. (the "Company") is a broker-dealer, dealing principally with institutional investors, as a registered entity with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company executes agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under paragraph (k)(2)(ii) of Rule 15c3-3 as disclosed in Note 7. The Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, which at times may be in excess of FDIC insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

Property and Equipment
Property and equipment are depreciated using straight-line and accelerated methods over the useful lives of the respective assets. The Company's capitalization policy provides that expenditures for maintenance, repairs and minor renewals are charged to operations. Upon retirement or other disposition of property, the carrying value and related accumulated depreciation are removed from the accounts and any differences recognized as gain or loss on disposition or retirement.

Soft Dollar Arrangements
The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provision of Rule 28e of the Securities Exchange Act of 1934 as amended, by segregating funds and providing for the payment of research, brokerage, quote services and other expenses permissible by Rule 28e. For the year ended December 31, 2019, the Company had several such customer arrangements.

Income Taxes
The Company, with the consent of its stockholders, has elected to be treated as a subchapter "S" corporation for federal and New York State corporate income tax purposes. Accordingly, no federal or New York State income taxes are paid on income. The Company is responsible for New York City corporation income taxes. Interest or penalties assessed by taxing authorities, if any, are segregated and reported separately from the provision for income taxes.

Note 2 - Summary of Significant Accounting Policies (continued)

The Financial Accounting Standards Board ("FASB") has issued guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2019, no uncertain positions are taken or are expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company is required to pay a state tax based on gross receipts and to pay New York City general corporation taxes based on income, or alternatively, on income plus officers' salaries.

New Accounting Pronouncement Adopted
In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02, which has been amended several times, requires lessees to recognize leases on their balance sheets, and leaves lessor accounting mostly unchanged. The ASU also changes the definition and criteria as to what constitutes a lease. The ASU is effective for fiscal years beginning after December 15, 2018, and for interim periods within those fiscal years.

In July 2018, the FASB issued updated guidance which allows an additional transition method to adopt the new lease standard at the adoption date, rather than at the beginning of the earliest period presented, and recognize a cumulative-effect adjustment, if required, to the beginning balance of retained earnings in the period of adoption (modified retrospective method). The Company has elected this transition method on January 1, 2019. The Company's current lease arrangements expire through 2023.

The Company has reviewed and analyzed its lease contracts, including service contracts which may include embedded leases. Based on the results of this implementation process, the Company recognized a right of use asset and offsetting deferred rent liability on its balance sheet of approximately $5,800,000 on January 1, 2019 (See Note 5). A cumulative-effect adjustment was not required. The SEC has provided that the Company's net capital will only be affected to the extent that the right of use asset exceeds the value of the lease liability.

Note 3 - Due From Clearing Broker

The Company clears all security transactions through Goldman Sachs & Company ("GSC"), formerly Goldman Sachs Execution and Clearing LP. Under the clearing arrangement, GSC confirms securities trades, processes securities movements and records transactions for each customer introduced by the Company. GSC has custody of the Company's securities and cash balances, which serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults by the Company's customers. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody (see Note 5).

Note 3 - Due From Clearing Broker (continued)

Based on historical performance, the Company has not established an allowance for write-offs or bad debt. Under the terms of its agreement with GSC, the Company must, at all times, maintain a balance of $100,000 in cash, securities (at market value) or a combination of both, with GSC to ensure that it meets its minimum net capital requirement. The agreement with GSC further requires the Company to maintain an additional $900,000 in cash, securities, or a combination of both in its accounts with GSC.

Note 4 - Property and Equipment

Property and equipment, at cost, consists of the following at December 31, 2019:

Machinery and equipment	$ 1,750,736
Leasehold improvements	470,617
	2,221,353
Less: accumulated depreciation	2,095,387
	$ 125,966

Note 5 - Commitments and Contingencies

Leases
The Company leases various office and storage spaces at the same location under long-term non-cancellable leases, all of which expire March 31, 2023. Future obligations relating to the primary terms of the Company's long-term leases are as follows:

Years Ending December 31,

2020	$ 1,553,492
2021	1,577,208
2022	1,583,994
2023	396,289
	$ 5,110,983

On January 1, 2019, the Company adopted ASU 2016-02, and recognized a right of use asset of $5,422,655, which represented the present value of contracted future lease payments, net of its then existing deferred rent liability, discounted over the term of the leases using a 6-1/2% interest rate. The Company has no debt and the interest rate used represented the prime interest rate at that date plus 1%. At the same time, the Company recognized an offsetting lease liability of $5,788,100. The remaining right of use asset and lease liability amounts at December 31, 2019 were $4,285,835 and $4,593,705 respectively.

Periodic rent expense reflects actual rents paid adjusted for a write down of both the corresponding right of use asset and its respective liability, resulting in the straight-lining of the base rent expense over the lease period.

Note 5 - Commitments and Contingencies (continued)

Legal Matters and Litigation
In the normal course of business, the Company is subject to litigation relating to its business activities as a broker-dealer, including civil actions and arbitration. The Company may, from time to time, be involved in proceedings and investigations by self-regulatory organizations and the SEC. As of December 31, 2019, the Company is not a party to any litigation or the subject of any regulatory investigation.

Deferred Compensation and Phantom Stock
Pursuant to the sale of his equity interest in the Company at December 31, 2015, a former shareholder was granted stock appreciation rights that would essentially entitle him or his beneficiary to a 5% interest on any gain on the sale of the Company, if it occurred within five years of his separation from service without cause. The former shareholder retired as of December 31, 2019.

Financial Instruments With Off-Balance-Sheet Risk
The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company also engages in trading and brokerage activities with customers, other broker dealers and counter-parties ("trading partners"). The Company is exposed to the risk of any of its trading partners failing to fulfill their obligations. The risk of default depends on the creditworthiness of the trading partner. It is the Company's policy to review, as necessary, the credit standing of each of its trading partners.

Note 6 - 401(k) Plan

The Company is the sponsor of a 401(k) retirement plan which allows eligible employees to allocate the maximum allowed by law of their pre-tax earnings to the plan. The Company made no contributions to the plan for the year ended December 31, 2019.

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had regulatory net capital of $1,253,243 which exceeded its regulatory net capital of the greater of $100,000 or 6-2/3% of aggregate indebtedness by $1,153,243. The ratio of aggregate indebtedness to net capital was 0.75 to 1.

Note 8 - Subsequent Events

The Company has evaluated its subsequent events through February 24, 2020, the date that the accompanying financial statement was available to be issued. There were no subsequent events requiring recognition or disclosure in the financial statement.